UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 March 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F      FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES       NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Mr. J.H.M. Hommen elected Chairman of the Supervisory Board TPG, 24 March 2005

24 March 2005

Mr. J.H.M. Hommen elected Chairman of the Supervisory Board TPG

Mail, express and logistics company TPG N.V. today announced that the Supervisory Board has elected Mr. J.H.M. Hommen, member of the Supervisory Board since 1998, as chairman of the Supervisory Board effective as of the closing of the Annual General Meeting of Shareholders to be held on 7 April 2005. The election of Mr. Hommen is subject to his re-appointment as member of the Supervisory Board by the Annual General Meeting of Shareholders on 7 April 2005.

Mr. Hommen will succeed Mr. M. Tabaksblat, who will step down as chairman and member of the Supervisory Board as of the closing of the Annual General Meeting of Shareholders on 7 April 2005. Mr. Tabaksblat has been chairman of the Supervisory Board since 2001 and member of the Supervisory Board since 1998.

The Supervisory Board and Mr. Hommen acknowledge that this election is not fully in compliance with the Dutch Corporate Governance Code. However the Supervisory Bo! ard feels that this election is caused by unforeseen circumstances and is pleased that Mr. Hommen is willing to accept this important position. The Supervisory Board anticipates that Mr. Hommen will resolve the non-compliance in due course.

The Supervisory Board and Board of Management are most grateful for the major contributions of Mr. Tabaksblat as chairman and member of the Supervisory Board.

With its two brands TNT and Royal TPG Post, TPG N.V. is a global provider of mail, express and logistics services. The group employs over 162,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 24 March 2005